UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K☐ Form 20-F☐ Form 11-K☐ Form 10-Q☐ Form 10-D☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SailPoint Technologies Holdings, Inc. Full Name of Registrant
N/A Former Name if Applicable
11120 Four Points Drive, Suite 100 Address of Principal Executive Office (Street and Number)
Austin, Texas 78726 City, State and Zip Code

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SailPoint Technologies Holdings, Inc. (the “Company”) will be unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “2018 Form 10-K”) by March 1, 2019, the prescribed due date for such filing. The delay is necessary to allow the Company to complete the additional procedures necessary as a result of the Company ceasing to be an “emerging growth company” and qualifying as a large accelerated filer on December 31, 2018.

In particular, the Company requires additional time to complete the procedures to finalize its 2018 Form 10-K, which have taken longer than anticipated as a result of its implementation of Accounting Standard Update No. 2014-09, Revenue from Contracts with Customers (“ASC 606”).  Additional time is also required to complete its assessment of the effectiveness of the Company’s internal controls in the 2018 Form 10-K as required by Section 404 of the Sarbanes-Oxley Act.

The Company anticipates that it will file the 2018 Form 10-K within the 15-day grace period provided by Securities Exchange Act Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Christopher G. Schmitt (Name)	512 (Area Code)	664-8739 (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes  ☒    No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the Company’s transition out of emerging growth company status, the Company’s financial results for the three months and fiscal year ended December 31, 2018 provided in the 2018 Form 10-K will be reported in accordance with ASC 606. The Company’s financial results for prior periods were reported in accordance with the revenue recognition requirements in Topic 605, Revenue Recognition (“ASC 605”). Other than the changes associated with the transition from ASC 605 to ASC 606, the Company is not aware of any significant changes in results of operations from the corresponding period for the last fiscal year.  Because the Company’s procedures are not yet complete, a reasonable estimate of the results cannot be made.

The Company’s statements included in this Form 12b-25 include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ materially from those contemplated by these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including the inability of the Company to complete the work necessary in order to file the 2018 Form 10-K in the time frame that is anticipated. The Company undertakes no obligation to revise or update any forward-looking statements to reflect actual events or circumstances after the date hereof.

SailPoint Technologies Holdings, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 22, 2019	By:	/s/ Cam McMartin
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).